AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 2009.
REGISTRATION NO. 333-

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM F-9
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
MANULIFE FINANCIAL CORPORATION
(Exact name of Registrant as specified in its charter)

CANADA	6311	98-0361647
(Province or other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification Number,
Incorporation or Organization)	Classification Code Number, if applicable)	if applicable)
200 Bloor Street East
TORONTO, ONTARIO M4W 1E5
(416) 926-3000
(Address and telephone number of Registrant’s principal executive offices)
JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
601 CONGRESS STREET
BOSTON, MASSACHUSETTS 02210-2415
ATTENTION: EMANUEL ALVES
(617) 663-3000
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
COPIES TO:
TORYS LLP
237 PARK AVENUE
NEW YORK, NY 10017
ATTENTION: ANDREW J. BECK
(212) 880-6000
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
From time to time after the effective date of this Registration Statement.
PROVINCE OF ONTARIO, CANADA
(Principal jurisdiction regulating this offering)
It is proposed that this filing shall become effective (check appropriate box below):
A. ☐ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B. ☑ at some future date (check appropriate box below)
1. ☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than seven calendar days after filing).
2. ☐ pursuant to Rule 467(b) on ( ) at ( ) (designate a time seven calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
3. ☐ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
4. ☑ after the filing of the next amendment to this Form (if preliminary material is being filed).
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☑
CALCULATION OF REGISTRATION FEE

PROPOSED
MAXIMUM
TITLE OF EACH CLASS OF		OFFERING	PROPOSED MAXIMUM
SECURITIES	AMOUNT TO BE	PRICE	AGGREGATE	AMOUNT OF
TO BE REGISTERED	REGISTERED(1)(2)	PER UNIT(2)	OFFERING PRICE(1)	REGISTRATION FEE
Debt Securities
Class A Shares
Class B Shares
Total	US$1,000,000,000	100%	US$1,000,000,000	US$39,300

(1)	There are being registered under this Registration Statement such indeterminate number of debt securities, Class A Shares and Class B Shares of the Registrant as shall have an aggregate initial offering price of US$1,000,000,000. Any securities registered by this Registration Statement may be sold separately or as units with other securities registered under this registration statement. The proposed maximum initial offering price per security will be determined, from time to time, by the Registrant in connection with the sale of the securities under this registration statement.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.
The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS
Base Shelf Prospectus
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This preliminary short form base shelf prospectus has been filed with the securities regulatory authority in the Province of Ontario but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base shelf prospectus is obtained from the securities regulatory authority.
This preliminary short form shelf prospectus has been filed under legislation in the Province of Ontario that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Manulife Financial Corporation at 200 Bloor Street East, NT-10, Toronto, Ontario, Canada M4W 1E5 (telephone: (416) 926-3000), and are also available electronically at www.sedar.com.
PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS
February 13, 2009
Manulife Financial Corporation
US$1,000,000,000
Debt Securities
Class A Shares
Class B Shares
Manulife Financial Corporation (“MFC”) may from time to time offer and issue the following securities: (i) senior or subordinated unsecured debt securities (collectively, the “Debt Securities”); and (ii) Class A Shares (“Class A Shares”) and Class B Shares (“Class B Shares”) (collectively, the “Preferred Shares”). The Debt Securities and Preferred Shares (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).
MFC may sell up to US$1,000,000,000 in aggregate initial offering amount of Securities (or the equivalent in other currencies) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$1,000,000,000 (or the equivalent in other currencies) at any time and from time to time during the 25 month period that this prospectus (the “Prospectus”) including any amendments thereto, remains valid.
The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of the Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which such securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at the option of MFC or the holder, any exchange or conversion terms and any other specific terms; and (ii) in the case of Preferred Shares, the designation of the particular class, series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of MFC or the holder, any exchange or conversion terms and any other specific terms. This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a U.S. Federal funds rate.
All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
MFC’s head and registered office is located at 200 Bloor Street East, Toronto, Ontario, Canada M4W 1E5.
MFC is permitted to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. MFC prepares its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and is subject to Canadian auditing and auditor independence standards. MFC’s financial statements may not be comparable to financial statements of U.S. companies. Information regarding the impact upon MFC’s financial statements of significant differences between Canadian GAAP and U.S. generally accepting accounting principles (“U.S. GAAP”) is contained in the notes to MFC’s consolidated financial statements incorporated by reference in this Prospectus relating to the differences between Canadian and U.S. GAAP furnished to the U.S. Securities and Exchange Commission (“SEC”) and incorporated by reference in the registration statement filed with the SEC.
Owning the Securities may subject holders to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. Prospective purchasers should read the tax discussion in any applicable Prospectus Supplement.
Purchasers’ ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because MFC is incorporated in Canada, most of MFC’s officers and directors and certain of the experts named in this Prospectus are Canadian residents, and many of MFC’s assets are located outside the United States.
NEITHER THE SEC NOR ANY STATE OR PROVINCIAL SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
In connection with any offering of the Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution”.
The Securities may be sold through underwriters or dealers, by MFC directly pursuant to applicable statutory exemptions, or through agents designated by MFC from time to time. The Prospectus Supplement will identify each underwriter, dealer or agent engaged in connection with the offering and sale of those Securities, and will also set forth the terms of the offering of such Securities including the net proceeds to MFC and, to the extent applicable, any fees payable to the underwriters, dealers or agents. Unless otherwise specified in the applicable Prospectus Supplement, any Debt Securities offered hereby will not be listed on any stock exchange.

The Debt Securities will be direct unsecured obligations of MFC constituting senior or subordinated indebtedness, as identified in the relevant Prospectus Supplement, for the purposes of the Insurance Companies Act (Canada) (the “ICA”) and will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (the “CDIC Act”) or by the U.S. Federal Deposit Insurance Corporation.

TABLE OF CONTENTS

PRESENTATION OF INFORMATION	4
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	4
DOCUMENTS INCORPORATED BY REFERENCE	5
WHERE PROSPECTIVE PURCHASERS CAN FIND MORE INFORMATION	6
MFC	6
CAPITALIZATION OF MFC	7
MFC SHARE STRUCTURE	7
DESCRIPTION OF DEBT SECURITIES	10
ICA RESTRICTIONS AND APPROVALS	12
CONSTRAINTS ON SHARES UNDER THE ICA	12
ADDITIONAL RESTRICTIONS ON DECLARATION OF DIVIDENDS	13
PLAN OF DISTRIBUTION	13
USE OF PROCEEDS	14
RISK FACTORS	14
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	15
CERTIFICATE OF MANULIFE FINANCIAL CORPORATION	16
PRESENTATION OF INFORMATION
In this Prospectus, unless otherwise indicated herein or unless the context otherwise requires, all references to “MFC” refer to Manulife Financial Corporation, not including its subsidiaries. MFC and its subsidiaries are collectively referred to herein as “Manulife Financial”.
All references herein to “Canada” means Canada, its provinces, its territories, its possessions and all areas subject to its jurisdiction. Unless otherwise indicated, all references to “$” or “dollar” are to Canadian dollars and all references to “US$” are to U.S. dollars.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, Manulife Financial’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “continue” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results of Manulife Financial. Although Manulife Financial believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance of equity markets, interest rate fluctuations, currency rates, investment losses and defaults, movements in credit spreads, market liquidity and creditworthiness of guarantors and counterparties); level of competition and consolidation; changes in laws and regulations; liquidity of Manulife Financial including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of accounting policies and actuarial methods used by Manulife Financial; ability to maintain Manulife Financial’s reputation; legal and regulatory proceedings; the ability to adapt products and services to the changing market; the ability to implement effective hedging strategies; the ability to attract and retain key executives; the ability to complete acquisitions including the availability of equity and debt financing when required for this purpose; the ability to execute strategic plans; the disruption of or changes to key elements of Manulife Financial’s or public infrastructure systems; and environmental concerns. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this Prospectus under “Risk Factors” as well as under “Risk Factors” in MFC’s most recent annual information form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in MFC’s most recent annual and interim reports, in the “Risk Management” note to the consolidated financial statements in MFC’s most recent annual and interim reports, and elsewhere in MFC’s filings with Canadian and U.S. securities regulators. Manulife Financial does not undertake to update any forward-looking statement that is contained in this Prospectus or the documents incorporated by reference in this Prospectus except as required by law.
DOCUMENTS INCORPORATED BY REFERENCE
The following documents, as filed by MFC with the various securities commissions or similar authorities in Canada, are incorporated by reference into this Prospectus:
(a)	Annual Information Form dated March 27, 2008;

(b)	audited comparative consolidated financial statements and the notes thereto for the years ended December 31, 2007 and 2006, together with the auditors’ report thereon;

(c)	management’s discussion and analysis for the audited comparative consolidated financial statements referred to in paragraph (b);

(d)	unaudited comparative interim consolidated financial statements for the three months ended September 30, 2008;

(e)	management’s discussion and analysis for the unaudited comparative interim consolidated financial statements referred to in paragraph (d);

(f)	management proxy circular dated March 18, 2008 regarding MFC’s annual meeting of shareholders held on May 8, 2008;

(g)	material change report dated November 6, 2008 regarding MFC’s five-year non-revolving term loan of $3.0 billion (the “Credit Facility”);

(h)	material change report dated December 11, 2008 regarding MFC’s December 2008 equity offerings, the renegotiation of the Credit Facility and MFC’s earnings update; and

(i)	press release dated February 12, 2009 announcing MFC’s financial results for the three months and year ended December 31, 2008 (to be superseded upon the filing of audited comparative consolidated financial statements and the notes thereto for the years ended December 31, 2008 and 2007 and management’s discussion and analysis for such financial statements).
Any documents of the type described in Section 11.1 of Form 44-101F1 — Short Form Prospectus filed by MFC with the securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference in this Prospectus.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or includes any other information set forth in the document that it modifies or supersedes. The making of a modified or superseded statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. In addition, any report filed with or furnished to the SEC by MFC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or submitted by MFC to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus forms a part, if and to the extent expressly provided in such report.
MFC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file or furnish reports and other information with or to the SEC. MFC’s recent SEC filings may be obtained over the internet at the SEC’s website at www.sec.gov. Prospective purchasers may also read and copy any document MFC files or furnishes with or to the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective purchasers may call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges.
WHERE PROSPECTIVE PURCHASERS CAN FIND MORE INFORMATION
MFC has filed with the SEC, under the United States Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form F-9 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Under the registration statement, MFC may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate principal amount of US$1,000,000,000 (or the equivalent in other currencies) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$1,000,000,000 (or the equivalent in other currencies). Each time MFC sells Securities under the registration statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.
MFC files annual and quarterly financial information and material change reports and other material with the securities commissions or similar regulatory authority in each of the provinces and territories of Canada and with the SEC. Under the multijurisdictional disclosure system adopted by the United States, documents and other information that MFC files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that MFC has filed with the securities commissions or similar authorities in each of the provinces and territories of Canada on SEDAR at www.sedar.com. Prospective investors may read and copy any document MFC has filed with the SEC at the SEC’s public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents MFC has filed on EDGAR at www.sec.gov.
MFC
MFC was incorporated under the ICA on April 26, 1999 for the purpose of becoming a holding company of The Manufacturers Life Insurance Company (“MLI”). MLI was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, MLI undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, MLI had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, MLI implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly-owned subsidiary of MFC. Following completion of MFC’s merger with John Hancock Financial Services, Inc. (“John Hancock”) on April 28, 2004, MLI and John Hancock became sister companies. MFC owns all of the outstanding common shares of MLI and indirectly owns all of the outstanding shares of common stock of John Hancock. MFC is a life insurance company governed by the ICA.
Manulife Financial provides a wide range of financial products and services, including individual life and long-term care insurance, group life and health insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada, Asia and Japan. Funds under management by Manulife Financial were $405 billion as at December 31, 2008. Manulife Financial also provides investment management services with respect to Manulife Financial’s general fund assets, segregated fund assets and mutual funds, as well to institutional investment customers. Manulife Financial also offers reinsurance services, primarily life and accident and health reinsurance, specializing in retrocession. As of December 31, 2008 Manulife Financial operated in 19 countries and territories worldwide. MFC’s business is organized into four operating divisions: U.S. Division, Canadian Division, Asia and Japan Division and Reinsurance Division. In addition, asset management services are provided by MFC’s Investment Division, operating as MFC Global Investment Management. Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. The U.S. Division is comprised of two reporting segments: U.S. Insurance and U.S. Wealth Management. The external asset management business of the Investment Division is reported under the Corporate and Other reporting segment.
CAPITALIZATION OF MFC
The following table sets forth the share capital and consolidated indebtedness of MFC as of December 31, 2008. The table below should be read together with the detailed information and financial statements appearing in the documents incorporated by reference in this Prospectus.

(Unaudited)
As of December 31,
2008
($ in millions)
Long term debt	$3,689
Liabilities for preferred shares and capital instruments	3,674
Non-controlling interest in subsidiaries	217
Equity
Participating policyholders’ equity	62
Shareholders equity
Preferred shares	638
Common shares	16,157
Contributed surplus	160
Retained earnings and currency translation account	10,438

Total equity	27,455

Total capitalization	$35,035

MFC SHARE STRUCTURE
MFC has authorized share capital consisting of an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Shares and an unlimited number of Class B Shares. As of the date hereof Common Shares, Class A Shares, Series 1, Class A Shares, Series 2 and Class A Shares, Series 3 are the only shares issued and outstanding. As of December 31, 2008, MFC had approximately 1,610 million Common Shares, 14 million Class A Shares, Series 1, 14 million Class A Shares, Series 2 and 12 million Class A Shares, Series 3 issued and outstanding.
The following sets forth certain general terms and provisions of the Preferred Shares. The particular terms and provisions of a series of Preferred Shares offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such Prospectus Supplement.

Certain Provisions of the Class A Shares as a Class
The following is a summary of certain provisions attaching to the Class A Shares as a class.
Priority
Each series of Class A Shares ranks on a parity with every other series of Class A Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class A Shares, the Class A Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class A Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class A Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class A Shares as a class over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares as may be determined in the case of such series of Class A Shares.
Certain Provisions of the Class B Shares as a Class
The following is a summary of certain provisions attaching to the Class B Shares as a class.
Priority
Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs. If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on return of capital are not paid in full in respect of any series of Class B Shares, the Class B Shares of all series shall participate rateably in respect of such dividends in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of such return of capital in accordance with the sums that would be payable on such return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the Class B Shares with respect to return of capital shall be paid and satisfied first and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class B Shares of any series may also be given such other preferences not inconsistent with the rights, privileges, restrictions and conditions attached to the Class B Shares as a class over the Common Shares and any other shares ranking junior to the Class B Shares as may be determined in the case of such series of Class B Shares.
Certain Provisions Common to both the Class A Shares and the Class B Shares
The following is a summary of certain provisions attaching to both the Class A Shares as a class and to the Class B Shares as a class.

Directors’ Right to Issue in One or More Series
Both the Class A Shares and the Class B Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the board of directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares or the Class B Shares, as the case may be, of such series, the whole subject to the filing with the Superintendent of Financial Institutions (Canada) (the “Superintendent”) of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the board of directors of MFC.
Voting Rights of Preferred Shares
Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares or Class B Shares, the holders of such Class A Shares or Class B Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.
Amendment with Approval of Holders of Preferred Shares
The rights, privileges, restrictions and conditions attached to each of the Class A Shares and the Class B Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Preferred Shares given as hereinafter specified.
Approval of Holders of Preferred Shares
The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose.
Notwithstanding any other condition or provision of either class of Preferred Shares, the approval of the holders of either class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:
(i)	increase or decrease the maximum number of authorized Class A Shares or Class B Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such class of Preferred Shares;

(ii)	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares or the Class B Shares, as the case may be; or

(iii)	create a new class of shares equal to or superior to the Class A Shares or the Class B Shares, as the case may be.
The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the ICA as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of MFC with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of Preferred Shares as a class, or at any joint meeting of the holders of two or more series of a class of Preferred Shares, each holder of such class of Preferred Shares entitled to vote thereat shall have one vote in respect of each relevant Preferred Share held.

DESCRIPTION OF DEBT SECURITIES
The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.
The Debt Securities will be direct unsecured obligations of MFC. The Debt Securities will be senior or subordinated indebtedness of MFC as described in the relevant Prospectus Supplement. If the Debt Securities are senior indebtedness for the purposes of the ICA, they will rank equally and rateably with all other unsecured indebtedness of MFC, from time to time issued and outstanding, which is not subordinated. If the Debt Securities are subordinated indebtedness for the purposes of the ICA, they will rank equally and rateably with all other subordinated indebtedness of MFC, from time to time issued and outstanding. In the event of the insolvency or winding-up of MFC, the subordinated indebtedness of MFC, including the subordinated Debt Securities, will be subordinate in right of payment to the prior payment in full of all other liabilities of MFC (including senior indebtedness), except those other liabilities that, by their terms, rank equally with or are subordinate to such subordinated indebtedness.
The Debt Securities will not constitute deposits that are insured under the CDIC Act or by the U.S. Federal Deposit Insurance Corporation.
The Debt Securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between MFC and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee (each, a “Trustee”). The statements made hereunder relating to any Trust Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture.
Each Trust Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by MFC. Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the terms and other information with respect to the Debt Securities being offered thereby, including:
(i)	the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(ii)	the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(iii)	the percentage of the principal amount at which such Debt Securities will be issued;

(iv)	the date or dates on which such Debt Securities will mature;

(v)	the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

(vi)	the dates on which any such interest will be payable and the record dates for such payments;

(vii)	the Trustee under the Trust Indenture pursuant to which the Debt Securities are to be issued;

(viii)	any redemption term or terms under which such Debt Securities may be defeased;

(ix)	whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(x)	any exchange or conversion terms; and

(xi)	any other specific terms.

Debt Securities may, at the option of MFC, be issued in fully registered form, in “book-entry only” form (the implications of which are discussed below) or may be uncertificated. Debt Securities in registered form will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the Trustee for such Debt Securities. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.
Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
Book-Entry Only Debt Securities
Debt Securities issued in “book-entry only” form must be purchased, transferred or redeemed through participants (“Participants”) in the depository service of CDS Clearing and Depository Services Inc. or a successor (collectively “CDS”) or its nominee. Each of the underwriters, dealers or agents named in an accompanying Prospectus Supplement will be a Participant. On the closing of a book-entry only offering, MFC will cause a global certificate or certificates representing the Debt Securities to be delivered to, and registered in the name of, CDS or its nominee. So long as CDS or its nominee is the registered holder of a global certificate representing the Debt Securities, CDS or its nominee, as the case may be, will be the sole holder of Debt Securities of the class represented thereby for all purposes under the Trust Indenture. Except as described below, no purchaser of Debt Securities will be entitled to a certificate or other instrument from MFC or CDS evidencing that purchaser’s ownership thereof, will not be considered the holder of thereof for any purpose under the Trust Indenture and will not be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser. CDS will be responsible for establishing and maintaining book-entry accounts for its Participants having interests in the Debentures. Accordingly, each person owning a beneficial interest in Debt Securities must rely on the procedures of CDS and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest in order to exercise any rights of a holder under the Trust Indenture. Rights of purchasers of Debt Securities will be governed by the standard “Issue Specific Letter of Representation” to be entered into between MFC and CDS regarding the use of the book entry system in respect of the Debt Securities (as amended from time to time), by the agreements, service rules and procedures entered into between CDS and each Participant, by the agreements between purchasers of Debt Securities and the Participants and by applicable law. The practices of Participants may vary, but generally customer confirmations are issued promptly after execution of a customer order.
Reference in this Prospectus to a holder of Debt Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Debt Securities.
Use of the book entry system for the Debt Securities may be terminated in certain circumstances including, if MFC determines in accordance with the terms of the Trust Indenture, or CDS notifies MFC in writing, that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Debt Securities and MFC is unable to locate a qualified successor, or if MFC at its option elects, or is required by law, to terminate use of the book entry system. If use of the book entry system is terminated, then Debt Securities will be issued in fully registered form to holders of Debt Securities or their nominees.
Transfer or Redemption of Debt Securities
Transfer of ownership or redemptions of Debt Securities will be effected through records maintained by CDS or its nominee for such Debt Securities with respect to interests of Participants, and on the records of Participants with respect to interests of persons other than Participants.
Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Debt Securities may do so only through Participants.

The ability of a holder to pledge a Debt Security or otherwise take action with respect to such holder’s interest in a Debt Security (other than through a Participant) may be limited due to the lack of a physical certificate evidencing ownership of a Debt Security.
Payments and Notices
As long as CDS or its nominee is the registered holder of the Debt Security, payments of principal, premium, if any, redemption price, if any, and interest on each Debt Security will be made by MFC to CDS or its nominee, as the case may be, as the registered holder of the Debt Security and MFC understands that such payments will be credited by CDS or its nominee in the appropriate amounts to the relevant Participants. Payments to beneficial holders of Debt Securities of amounts so credited will be the responsibility of the Participants.
As long as CDS or its nominee is the registered holder of the Debt Security, CDS or its nominee, as the case may be, will be considered the sole owner of the Debt Security for the purposes of receiving notices or payments on the Debt Securities. In such circumstances, the responsibility and liability of MFC in respect of notices or payments on the Debt Securities is limited to giving notice or making payment of any principal, premium, if any, redemption price, if any, and interest due on the Debt Securities to CDS or its nominee.
Each holder must rely on the procedures of CDS and, if such holder is not a Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights with respect to Debt Securities. MFC understands that under existing policies of CDS and industry practices, if MFC requests any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to Debt Securities, CDS would authorize the Participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by MFC, the Trustee and CDS. Any holder that is not a Participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its Participant to give such notice or take such action.
MFC, the underwriters, dealers or agents and any Trustee identified in an accompanying Prospectus Supplement, as applicable, will not have any liability or responsibility for (i) records maintained by CDS relating to beneficial ownership interests in the Debt Securities held by CDS or the book-entry accounts maintained by CDS, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to CDS and contained herein or in any Trust Indenture with respect to the rules and regulations of CDS or at the direction of the Participants.
ICA RESTRICTIONS AND APPROVALS
Under the ICA, MFC, with the prior consent of the Superintendent, may redeem or purchase any of its shares, including the Preferred Shares or Common Shares, as the case may be, unless there are reasonable grounds for believing that MFC is, or the redemption or purchase would cause MFC to be, in contravention of any regulation or guidelines made under the ICA respecting the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity, or any direction to MFC made by the Superintendent pursuant to subsection 515(3) of the ICA regarding its capital or its liquidity. No such direction to MFC has been made to date. MFC is also prohibited under the ICA from paying or declaring a dividend if there are reasonable grounds for believing that MFC is, or the payment would cause MFC to be, in contravention of any regulation made under the ICA representing the maintenance by life insurance companies of adequate capital and adequate and appropriate forms of liquidity, or any direction to MFC made by the Superintendent pursuant to subsection 515(3) of the ICA regarding its capital or its liquidity. As of the date hereof, this limitation would not restrict a payment of quarterly dividends on the Preferred Shares or Common Shares, and no such direction to MFC has been made. In addition, MFC must provide at least 15 days’ prior notice to the Superintendent before paying any dividends.
CONSTRAINTS ON SHARES UNDER THE ICA
The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of any shares of MFC (including Preferred Shares and Common Shares). Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of

MFC unless the prior approval of the Minister of Finance is obtained. The restrictions also prohibit any person from becoming a “major shareholder” of MFC. In addition, MFC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a “significant interest” in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeds 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares.
In addition, the ICA prohibits life insurance companies, including MFC, from recording in its securities register a transfer or issue of any share to Her Majesty in right of Canada or of a province, an agent of Her Majesty, a foreign government or an agent of a foreign government.
ADDITIONAL RESTRICTIONS ON DECLARATION OF DIVIDENDS
Pursuant to agreements made between MFC, MLI, The Canada Trust Company and Manulife Financial Capital Trust (a subsidiary of MLI) (the “Trust”), MFC and MLI have covenanted with the holders of the outstanding Trust Capital Securities of the Trust (the “MaCS”) that, if the Trust fails to pay in full a required distribution on any series of MaCS, MLI will not pay dividends of any kind on its MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not pay dividends on Preferred Shares and Common Shares, in each case, until the 12th month following the Trust’s failure to pay the required distribution in full, unless the Trust first pays the required distribution (or the unpaid portion thereof) to the respective holders of MaCS. “MLI Public Preferred Shares” means, at any time, preferred shares of MLI which, at that time: (a) have been issued to the public (excluding any preferred shares of MLI held beneficially by affiliates of MLI); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, provided however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares. At the date hereof, MLI does not have a class of MLI Public Preferred Shares outstanding.
PLAN OF DISTRIBUTION
MFC may sell the Securities (i) through underwriters or dealers, (ii) directly to one or more purchasers pursuant to applicable statutory exemptions, or (iii) through agents. The Securities may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the specified securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of security being offered, the name or names of any underwriters, the purchase price of such Securities, the proceeds to MFC from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.
If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities of the series offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.
The Securities may also be sold directly by MFC at such prices and upon such terms as agreed to by MFC and the purchaser or through agents designated by MFC from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by MFC to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.
MFC may agree to pay the underwriters, dealers or agents a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general corporate funds of MFC. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with MFC to indemnification by MFC against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.
In connection with any offering of the Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.
USE OF PROCEEDS
Unless otherwise specified in a Prospectus Supplement, the net proceeds to MFC from the sale of the Securities will be used for the general corporate purposes of Manulife Financial.
RISK FACTORS
An investment in the Securities is subject to various risks, including those risks inherent in conducting the business of a diversified financial institution. Before deciding whether to invest in the Securities, investors should carefully consider the risks relating to Manulife Financial as described below and in the information incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference). Prospective purchasers should consider the categories of risks identified and discussed under “Risk Factors” in MFC’s most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the management’s discussion and analysis in MFC’s most recent annual and interim reports, in the “Risk Management” note to the consolidated financial statements in MFC’s most recent annual and interim reports, and elsewhere in MFC’s filings with Canadian and U.S. securities regulators.
From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Securities for reasons unrelated to Manulife Financial’s performance. Also, the financial markets are generally characterized by extensive interconnections among financial institutions. As such, defaults by other financial institutions in Canada, the United States or other countries could adversely affect Manulife Financial and the market price of the Securities. Additionally, the value of the Securities is subject to market value fluctuations based upon factors which influence Manulife Financial’s operations, such as legislative or regulatory developments, competition, technological change and global capital market activity.
Credit Ratings
The value of the Securities will be affected by the general creditworthiness of MFC. Real or anticipated changes in credit ratings on the Securities may affect the market value of the Securities. In addition, real or anticipated changes in credit ratings could adversely impact the marketability of the insurance and wealth management products offered by Manulife Financial and could affect the cost at which Manulife Financial obtains funding, thereby affecting MFC’s liquidity, business, financial condition or results of operations.
Market Value Fluctuation
Prevailing interest rates on similar instruments will affect the market value of the Securities. Assuming all other factors remain unchanged, the market value of the Securities would be expected to decline as prevailing interest rates for comparable debt instruments rise, and would be expected to increase as prevailing interest rates for comparable debt instruments decline.
No Limit on Issuance
The Trust Indenture does not contain any provision limiting MFC’s ability to incur indebtedness or issue additional Preferred Shares generally or that would afford holders of Securities protection should MFC be involved in a highly leveraged or similar transaction.

Structural Subordination of Securities
Liabilities of a parent corporation with assets held by various subsidiaries may result in the structural subordination of the lenders to the parent corporation. The parent corporation is entitled only to the residual equity of its subsidiaries after all obligations of its subsidiaries are discharged. In the event of a bankruptcy, liquidation or reorganization of MFC, holders of indebtedness or securities of MFC (including holders of Securities) may become subordinate to lenders to the subsidiaries of MFC.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in the Province of Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus or any amendment. The securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the Province of Ontario. The purchaser should refer to any applicable provisions of the securities legislation of the Province of Ontario for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF
MANULIFE FINANCIAL CORPORATION
Dated: February 13, 2009
     This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all provinces and territories of Canada.

(Signed) DOMINIC D’ALESSANDRO	(Signed) PETER H. RUBENOVITCH
President and	Senior Executive Vice President and
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors

(Signed) GAIL C.A. COOK-BENNETT	(Signed) RICHARD B. DEWOLFE
Director	Director

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS
INDEMNIFICATION OF DIRECTORS OR OFFICERS.
Under the Insurance Companies Act (Canada), a company may not, by contract, resolution or by-law, limit the liability of its directors for breaches of their fiduciary duties. However, the company may indemnify a director or officer, a former director or officer or a person who acts or acted at the company’s request as a director or officer of or in a similar capacity for another entity against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal, administrative, investigative or other proceeding to which he or she is involved because of that association with the company or other entity, if:
(1) that person acted honestly and in good faith with a view to the best interests of, as the case may be, the company or the other entity for which he or she acted at the company’s request as a director or officer or in a similar capacity; and
(2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, that person had reasonable grounds for believing that his or her conduct was lawful.
These individuals are entitled to indemnity from the company if the person was not judged by the court or other competent authority to have committed any fault or omitted to do anything he or she ought to have done and fulfills the conditions set out in (1) and (2) above. A company may, with the approval of a court, also indemnify that person against all costs, charges and expenses reasonably incurred by them in connection with an action by or on behalf of the company or other entity to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or officer of the company or entity, if he or she fulfills the conditions set out in (1) and (2) above.
The by-laws of Manulife Financial Corporation (“MFC”) provide that the board of directors of MFC shall make provisions, by resolution, for the indemnification of directors, officers, employees and such other persons as the directors shall decide on such terms and conditions as they establish. MFC’s administrative resolutions provide that MFC shall indemnify a director, officer or employee, a former director, officer or employee, or a person who acts or acted at MFC’s request as a director, officer, employee or trustee of another corporation, partnership, joint venture, trust or other enterprise against any liability and costs arising out of any action or suit against them from the execution of their duties, subject to the limitations described in the administrative resolutions.
MFC’s administrative resolutions provide that MFC will have no obligation to indemnify any person for:
- any acts committed with actual dishonest, fraudulent, criminal or malicious intent;
- any act of gross negligence or willful neglect;
- any claims relating to liabilities of other persons assumed by any person entitled to indemnification;
- any claims relating to enterprises owned, operated, managed or controlled by any person entitled to indemnification;
- any claims relating to pension plans sponsored by any person entitled to indemnification;
- bodily injury, sickness or disease of any person;
- injury to or destruction of any tangible property; and
- any actions which were in breach of compliance with MFC policy.
MFC maintains a directors’ and officers’ liability insurance policy with a policy limit of U.S. $150,000,000. The policy is renewed annually. The policy provides protection to directors and officers against liability incurred by them in their capacities as directors and officers of MFC and its subsidiaries. The policy also provides protection to MFC for claims made against directors and officers for which MFC has granted directors and officers indemnity, as required or permitted under applicable statutory or by-law provisions.
Insofar as indemnification for liabilities under the United States Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

EXHIBITS
The following exhibits have been filed as part of this Registration Statement:

EXHIBIT
NUMBER	DESCRIPTION
4.1	Annual Information Form of MFC dated March 27, 2008 (incorporated by reference to MFC’s Annual Report on Form 40-F for the year ended December 31, 2007).

4.2	Audited comparative consolidated financial statements of MFC and the notes thereto for the years ended December 31, 2007 and 2006, together with the report of the auditors thereon, found at pages 46 through 110 of MFC’s 2007 Annual Report (incorporated by reference to Exhibit 99.1 to MFC’s Form 6-K filed on March 28, 2008).

4.3	Management’s discussion and analysis for the audited comparative financial statements for the years ended December 31, 2007 and 2006 of financial results contained on pages 4 to 45 of MFC’s 2007 Annual Report (incorporated by reference to Exhibit 99.1 to MFC’s Form 6-K filed on March 28, 2008).

4.4	Unaudited comparative consolidated financial statements of MFC contained in the interim report to shareholders for the three months ended September 30, 2008 (incorporated by reference to Exhibit 99.1 to MFC’s Form 6-K filed on November 13, 2008).

4.5	Management’s discussion and analysis for the unaudited comparative interim consolidated financial statements for the three months ended September 30, 2008 (incorporated by reference to Exhibit 99.1 to MFC’s Form 6-K filed on November 13, 2008).

4.6	Management proxy circular dated March 18, 2008 regarding MFC’s annual meeting of shareholders held on May 8, 2008 (incorporated by reference to Exhibit 99.3 to MFC’s Form 6-K filed on March 28, 2008).

4.7	Material change report dated November 6, 2008 regarding MFC’s five-year non-revolving term loan of $3.0 billion (the “Credit Facility”)(incorporated by reference to Exhibit 99.3 to MFC’s Form 6-K filed on November 7, 2008).

4.8	Material change report dated December 11, 2008 regarding MFC’s December 2008 equity offerings, the renegotiation of the Credit Facility and MFC’s earnings update (incorporated by reference to Exhibit 99.2 to MFC’s Form 6-K filed on December 12, 2008).

4.9	Press release dated February 12, 2009 announcing MFC’s financial results for the three months and year ended December 31, 2008 (incorporated by reference to Exhibit 99.1 to MFC’s Form 6-K filed on February 12, 2008) (to be superseded upon the filing of audited comparative consolidated financial statements and the notes thereto for the years ended December 31, 2008 and 2007 management’s discussion and analysis for such financial statements).

5.1	Consent of Ernst & Young LLP.

5.2	Consent of Torys LLP.

6.1	Powers of Attorney (included on the signature pages of this Registration Statement).

7.1	Trust Indenture with CIBC Mellon Trust Company dated May 19, 2005.

7.2	Second Supplemental Indenture to the Trust Indenture with CIBC Mellon Trust dated March 28, 2006.
II-2

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
ITEM 1. UNDERTAKING.
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to this Form F-9 or to transactions in said securities.
ITEM 2. CONSENT TO SERVICE OF PROCESS.
Concurrently with the filing of this Registration Statement on Form F-9, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X.
Concurrently with the filing of this Registration Statement on Form F-9, CIBC Mellon Trust Company, the Trustee under the Indenture, will file with the Commission a written irrevocable consent and power of attorney on Form F-X.
III-1

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Country of Canada, on this 13th day of February, 2009.

MANULIFE FINANCIAL CORPORATION
By:	/s/ Richard A. Lococo
	Name:	Richard A. Lococo
	Title:	Senior Vice President and Deputy General Counsel

POWERS OF ATTORNEY
Each person whose signature appears below constitutes and appoints Dominic D’Alessandro, Peter Rubenovitch and Donald A. Guloien, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the following capacities indicated on February 13, 2009.

SIGNATURE	TITLE

/s/ Dominic D’Alessandro	President, Chief Executive Officer and Director (Principal

Dominic D’Alessandro	Executive Officer)

/s/ Peter H. Rubenovitch	Senior Executive Vice President and Chief Financial Officer

Peter H. Rubenovitch	(Principal Financial and Accounting Officer)

/s/ Gail C. A. Cook-Bennett Gail C. A. Cook-Bennett	Chair

/s/ John M. Cassaday	Director
John M. Cassaday

/s/ Lino J. Celeste	Director
Lino J. Celeste

/s/ Thomas P. d’Aquino	Director
Thomas P. d’Aquino

/s/ Richard B. DeWolfe	Director
Richard B. DeWolfe

/s/ Robert E. Dineen, Jr.	Director
Robert E. Dineen, Jr.

/s/ Pierre Y. Ducros	Director
Pierre Y. Ducros

/s/ Scott M. Hand	Director
Scott M. Hand

/s/ Robert J. Harding	Director
Robert J. Harding

/s/ Luther S. Helms	Director
Luther S. Helms

/s/ Thomas E. Kierans	Director
Thomas E. Kierans

/s/ Lorna R. Marsden	Director
Lorna R. Marsden

/s/ Hugh W. Sloan, Jr.	Director
Hugh W. Sloan, Jr.

/s/ Gordon G. Thiessen	Director
Gordon G. Thiessen

AUTHORIZED REPRESENTATIVE
Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Manulife Financial Corporation in the United States, on this 13th day of February, 2009.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
By:	/s/ Emanuel Alves
	Name:	Emanuel Alves
	Title:	Vice-President, Corporate & Corporate Secretary

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
4.1	Annual Information Form of MFC dated March 27, 2008 (incorporated by reference to MFC’s Annual Report on Form 40-F for the year ended December 31, 2007).

4.2	Audited comparative consolidated financial statements of MFC and the notes thereto for the years ended December 31, 2007 and 2006, together with the report of the auditors thereon, found at pages 46 through 110 of MFC’s 2007 Annual Report (incorporated by reference to Exhibit 99.1 to MFC’s Form 6-K filed on March 28, 2008).

4.3	Management’s discussion and analysis for the audited comparative financial statements for the years ended December 31, 2007 and 2006 of financial results contained on pages 4 to 45 of MFC’s 2007 Annual Report (incorporated by reference to Exhibit 99.1 to MFC’s Form 6-K filed on March 28, 2008).

4.4	Unaudited comparative consolidated financial statements of MFC contained in the interim report to shareholders for the three months ended September 30, 2008 (incorporated by reference to Exhibit 99.1 to MFC’s Form 6-K filed on November 13, 2008).

4.5	Management’s discussion and analysis for the unaudited comparative interim consolidated financial statements for the three months ended September 30, 2008 (incorporated by reference to Exhibit 99.1 to MFC’s Form 6-K filed on November 13, 2008).

4.6	Management proxy circular dated March 18, 2008 regarding MFC’s annual meeting of shareholders held on May 8, 2008 (incorporated by reference to Exhibit 99.3 to MFC’s Form 6-K filed on March 28, 2008).

4.7	Material change report dated November 6, 2008 regarding MFC’s five-year non-revolving term loan of $3.0 billion (the “Credit Facility”)(incorporated by reference to Exhibit 99.3 to MFC’s Form 6-K filed on November 7, 2008).

4.8	Material change report dated December 11, 2008 regarding MFC’s December 2008 equity offerings, the renegotiation of the Credit Facility and MFC’s earnings update (incorporated by reference to Exhibit 99.2 to MFC’s Form 6-K filed on December 12, 2008).

4.9	Press release dated February 12, 2009 announcing MFC’s financial results for the three months and year ended December 31, 2008 (incorporated by reference to Exhibit 99.1 to MFC’s Form 6-K filed on February 12, 2008) (to be superseded upon the filing of audited comparative consolidated financial statements and the notes thereto for the years ended December 31, 2008 and 2007 and management’s discussion and analysis for such financial statements).

5.1	Consent of Ernst & Young LLP.

5.2	Consent of Torys LLP.

6.1	Powers of Attorney (included on the signature pages of this Registration Statement).

7.1	Trust Indenture with CIBC Mellon Trust Company dated May 19, 2005.

7.2	Second Supplemental Indenture to the Trust Indenture with CIBC Mellon Trust dated March 28, 2006.